Exhibit 2.1
ATS Automation Tooling Systems Inc.
Annual Information Form
For The Fiscal Year Ended March 31, 2007
June 20, 2007

TABLE OF CONTENTS

Item Description	Page No.

ITEM 1 – INFORMATION INCORPORATED BY REFERENCE	- 3 -
ITEM 2 – CORPORATE STRUCTURE	- 3 -
ITEM 3 – GENERAL DEVELOPMENT OF THE BUSINESS	- 5 -
ITEM 4 – NARRATIVE DESCRIPTION OF THE BUSINESS	- 8 -
ITEM 5 – RISK FACTORS	- 19 -
ITEM 6 – DIVIDEND POLICY	- 19 -
ITEM 7 – CAPITAL STRUCTURE AND MARKET FOR SECURITIES	- 19 -
ITEM 8 – DIRECTORS AND OFFICERS	- 20 -
ITEM 9 – INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	- 23 -
ITEM 10 – INTEREST OF EXPERTS	- 24 -
ITEM 11 – AUDIT COMMITTEE INFORMATION	- 24 -
ITEM 12 – COMPENSATION OF AUDITORS	- 25 -
ITEM 13 – TRANSFER AGENT AND REGISTRAR	- 26 -
ITEM 14 – ADDITIONAL INFORMATION	- 26 -
APPENDIX A	- 28 -
AUDIT COMMITTEE CHARTER	- 28 -

ITEM 1 – INFORMATION INCORPORATED BY REFERENCE
The information that appears in the annual Management’s Discussion and Analysis for fiscal 2007 (the “2007 MD&A”) of ATS Automation Tooling Systems Inc. (“ATS” or the “Company”) is hereby incorporated by reference in, and forms part of, this Annual Information Form. The 2007 MD&A is available electronically at www.sedar.com.
ITEM 2 – CORPORATE STRUCTURE
ATS Automation Tooling Systems Inc. (referred to herein as “ATS” or the “Company”) was established by way of an amalgamation of ATS Inc. and 988740 Ontario Limited under the laws of the Province of Ontario pursuant to articles of amalgamation dated July 31, 1992. ATS amended its articles on December 7, 1993 to subdivide its outstanding share capital on a four for one basis. ATS further amended its articles on each of November 27, 1996 and on November 27, 1997 to subdivide its outstanding share capital, in each case, on a two for one basis. On September 8, 1998, ATS again amended its articles to reorganize its share capital to remove the maximum number of common shares which the Company is authorized to issue and to provide for an unlimited number of authorized common shares. On April 1, 2001, ATS was amalgamated with 1032123 Ontario Limited pursuant to the laws of the Province of Ontario.
On April 1, 2003 ATS was further amalgamated with Canadian Induction Processing Ltd., ATS Test Systems Inc., ATS Omex Inc. and Micro Precision Plastics Ltd. pursuant to the laws of the Province of Ontario. Prior to amalgamation with ATS, the above named corporations were each wholly owned subsidiaries of ATS.
The registered head office of ATS is 250 Royal Oak Road, Cambridge, Ontario, N3H 4R6. As at June 20, 2007, the Company had approximately 3500 employees worldwide across twenty-four (24) manufacturing facilities.
INTERCORPORATE RELATIONSHIPS
The table below lists the principal subsidiaries of each reportable segment of the Company as at March 31, 2007, the percentage of voting securities beneficially owned directly or indirectly by ATS, the jurisdiction of incorporation, and the location of operations. All subsidiaries are wholly-owned (both voting and restricted securities), except as noted.
Certain subsidiaries whose total assets did not represent more than 10% of the Company’s consolidated assets or whose revenues did not represent more than 10% of the Company’s consolidated revenue as at March 31, 2007, have been omitted. The subsidiaries that have been omitted represent, as a group, less than 20% of the consolidated assets and revenue of the Company at such date.

	Voting	Jurisdiction of
Company	Securities	Incorporation	Location of Operations
Automation Systems Group
ATS Automation Tooling Systems Munich GmbH & Co. KG	100%	Germany	Munich, Germany
ATS Automation France S.A.S.	100%	France	Bourgoin-Jallieu, France
ATS Wickel-und Montagetechnik AG	100%	Switzerland	Wurenlos, Switzerland
ATS Automation UK Limited	100%	United Kingdom	Lakeside, Redditch, England
ATS Automation Malaysia SDN. BHD.	100%	Malaysia	Penang, Malaysia
ATS Automation Asia (Tianjin) Co., Ltd.	100%	China	Tianjin, China
ATS Automation Asia Pte. Ltd.	100%	Singapore	Singapore
ATS Automation (Shanghai) Co., Ltd.	100%	China	Shanghai, China
ATS Automation (Dongguan) Co., Ltd.	100%	China	Dongguan, China
ATS Systems Oregon Inc.	100%	Delaware	Corvallis, Oregon
ATS Michigan Sales and Service Inc.	100%	Michigan	Ann Arbor, Michigan
ATS Carolina Inc.	100%	Delaware	Rock Hill, South Carolina
ATS Ohio, Inc.	100%	Ohio	Columbus, Ohio
ATS Southwest, Inc.	100%	Delaware	Tucson, Arizona

Photowatt Technologies
ATS Canadian Investment Holding Company Inc.	(Notes 1, 3)	Ontario	Holding Company
Matrix Solar Technologies, Inc.	94% (Note 2, 4)	Delaware	Holding Company
Spheral Solar Power, Inc.	100%	Ontario	Cambridge, Ontario
Photowatt International S.A.S.	(Note 3)	France	Bourgoin-Jallieu, France
Photowatt Technologies USA Inc.	100%	Delaware	Albuquerque, New Mexico

Precision Components Group
ATS Precision Components (Shanghai) Co., Ltd.	100%	China	Shanghai, China

Corporate Holding Companies
Automation Tooling Systems Enterprises, Inc.	100% (Notes 2, 4)	Delaware	Holding Company
ATS Precision Components Inc.	100%	Ontario	Holding Company

Notes:
(1)	ATS Automation Tooling Systems Inc. owns 100% of the common shares of ATS Canadian Investment Holding Company Inc. Matrix Solar Technologies, Inc. owns 100% of a single class of preference shares issued by ATS Canadian Investment Holding Company Inc.

(2)	ATS Automation Tooling Systems Inc. indirectly through Automation Tooling Systems Enterprises, Inc., owns approximately 94% of the common shares of Matrix Solar Technologies, Inc. The remaining approximately 6% of the common shares of Matrix Solar Technologies, Inc. are held by a former employee of the Company. Matrix Solar Technologies, Inc. owns 100% of a single class of preference shares issued by ATS Canadian Investment Holding Company Inc.

(3)	ATS Automation Tooling Systems Inc. and ATS Investment Holding Company Inc. collectively own 100% of the voting securities of Photowatt International S.A.S.

(4)	Automation Tooling Systems Enterprises, Inc. owns all the voting securities of those companies identified in the above table with a jurisdiction of incorporation in the United States, except Matrix Solar Technologies, Inc.
ITEM 3 – GENERAL DEVELOPMENT OF THE BUSINESS
ATS was founded in 1978 by Klaus D. Woerner as a small special purpose machine builder. ATS completed an initial public offering of its common shares and began trading on The Toronto Stock Exchange on December 22, 1993.
ATS Automation Tooling Systems Inc. (“ATS”) operates in three segments:
•	Automation Systems Group (“ASG”), an industry-leading automation solutions provider to some of the world’s largest multinational companies. ASG has expertise in custom automation, repeat automation, repetitive equipment manufacturing (“REM”), and value-added services.
•	Photowatt Technologies (sometimes referred to as “Photowatt” or “Solar Group”) includes Photowatt International S.A.S. (“Photowatt France”), an integrated solar ingot, wafer, cell and module manufacturer; Matrix Solar Technologies, Inc. and Photowatt Technologies USA Inc. (collectively “Photowatt USA”), a small solar module assembly operation; and the Spheral SolarTM assets of ATS and Spheral Solar Power, Inc. (collectively “Spheral Solar”), a solar development project based on silicon sphere technology.
•	Precision Components Group (“PCG”) is a high-volume, repetitive manufacturing business that primarily serves the automotive parts industry. Finished products supplied by PCG include precision plastic injection-molded components, turned and stamped metal components and completed subassemblies that combine the various types of components manufactured by PCG.
Key developments over the last three years are as follows:
In early calendar 2004, ATS announced a number of key contracts in the field of pharmaceutical automated manufacturing and inspection systems. These were followed with the announcement, on May 3, 2004, of the formation of a new, specialized consulting service within ATS to enhance the solutions being offered by ATS to its pharmaceutical, medical diagnostics and medical device customers.
On May 20, 2004 ATS appointed Ron Jutras as Executive Vice-President, Chief Operating Officer and Chief Financial Officer. The appointment was made to enable the Company’s founder, President and Chief Executive Officer, Klaus Woerner, to devote time to recover from a serious illness. Mr. Jutras had joined the Company 19 years ago as Chief Financial Officer and had been a member of the Company’s Executive Committee, as well as being a Director of ATS, since 1993.
On May 20, 2004 ATS announced it purchased two acres of land in Penang, Malaysia and would be constructing an estimated 60,000 square foot facility to replace the existing 12,000 square feet of leased space in Penang. This expansion was intended to meet the needs of customers in that region.

In June, 2004 ATS announced the opening of its Spheral Solar™manufacturing facility in Cambridge, Ontario.
In August and September of 2004, ATS announced significant orders for the design and build of multiple automated manufacturing lines for a major supplier of flat panel display materials.
In late calendar 2004 and early 2005, ATS announced a number of initiatives relating to its ongoing program to enhance the performance of PCG. This included the announcement of the completion of the sale of the thermal products business on November 18, 2004 and the announcement on February 4, 2005 of the intention to close the McAllen, Texas manufacturing facility and transfer the existing programs at that facility to other PCG facilities.
On February 7, 2005, ATS announced the death of Mr. Woerner following his battle with cancer. This announcement was shortly followed with the appointments of Mr. Jutras as President and Chief Executive Officer and of Gerald Beard as Vice-President and Chief Financial Officer of the Company. Over the course of the next few months, ATS announced a number of additional appointments and additions to strengthen its executive management team.
On April 12, 2005, ATS announced its intention to exercise an option to purchase for cancellation 1,974,723 shares from a holding company previously controlled by Mr. Woerner. The $25 million purchase price paid for these shares was funded with the proceeds of a life insurance policy maintained by the Company in respect of Mr. Woerner and put in place in 1998 when the option agreement was originally entered into.
In July 2005, the Company fulfilled a strategic need by acquiring the net assets and operations of a small automation business in the United Kingdom. The acquisition increased ASG’s installation support and sales and service capabilities in this region.
On September 12, 2005, ATS announced it had been awarded orders valued at approximately $27 million to design, manufacture and install four identical automated manufacturing systems for an industry-leading multinational healthcare company.
On October 8, 2005, Delphi Corporation and certain of its U.S. subsidiaries (“Delphi”) undertook a Chapter 11 business reorganization filing under the U.S. Bankruptcy Code. Delphi was one of ASG’s largest automotive customers. On October 11, 2005, ATS announced that its estimated exposure to the various Delphi divisions that were subject to the Chapter 11 filing was estimated to be in the range of US$6 million to US$8 million, virtually all of which was with ASG, and that it had approximately US$10 million in current order backlog with the various Delphi divisions subject to the bankruptcy filing.
On November 10, 2005, the Company announced that, despite recent improvements in order flow and order backlog, it continued to have an unacceptable level of capacity utilization and, as a result, would be reducing its global ASG workforce by 6%.
On November 29, 2005, the Company announced that it had been awarded repeat orders totaling approximately $28 million to manufacture specialized process automation for a leading biotechnology manufacturing company. The customer was scheduled to take delivery of this advanced automation in numerous stages beginning in March 2006 and concluding in September 2006.

On December 13, 2005, the Company announced that it had entered into a definitive agreement with Autocam Corporation of Kentwood, Michigan (“Autocam”), whereby ATS would sell the assets of its precision metals division to Autocam. ATS announced the completion of this sale on January 3, 2006.
On January 3, 2006, ATS announced that it had selected BMO Capital Markets as financial adviser to assist in assessing and pursuing financing opportunities and strategic alternatives for the Solar Group, including an assessment of the merits of a possible public offering of securities of the Solar Group.
On March 13, 2006, ATS announced that, following a review of the strategic alternatives available for the Solar Group, ATS’s Board of Directors had decided to pursue an initial public offering of the common shares of a new subsidiary. The new subsidiary was to be named Photowatt Technologies Inc. and was expected to include the Company’s investments in Photowatt France and in Photowatt Canada. At the same time, the Company stated that it would remain open to considering alternative transactions during its preparatory period.
On May 17, 2006, ATS announced that it had entered into a strategic partnership with GD Technologies, a private Chinese-based precision machining company, and was expanding two automation systems facilities in China to further its growth strategy in Asia. The partnership with GD Technologies was to encompass supply, joint marketing and customer development.
On May 25, 2006, ATS announced a delay in the commercialization of its Spheral Solar™ Power technology. As a result of this delay, ATS also announced that it was required by Canadian Generally Accepted Accounting Principles to record an after-tax, non-cash provision of $65 million ($96 million before-tax), or $1.10 per share, against the related deferred development costs and other long-lived assets. The focus of Photowatt Canada over the following 12 months was expected to be on in-depth engineering and process development and the production of low-cost silicon feedstock for Photowatt France using its proprietary processes. In order to align workforce levels to this focus, the Company also announced a planned workforce reduction of approximately 60 personnel that was scheduled to take place during the first quarter of fiscal 2007.
In addition, on May 25, 2006, ATS announced expansion plans for Photowatt in France, the Company’s crystalline solar cell manufacturing business. The plans called for Photowatt France to increase its capacity approximately 50% to 60 megawatts by the end of fiscal 2007.
On June 9, 2006, ATS announced that effective on June 1, 2006, it had sold the assets of its Berlin, Germany coil winding subsidiary to a private, German-based company.
On August 21, 2006, ATS announced the reorganization of ASG which included actual and planned management appointments. Further appointments were announced on October 24, 2006.
On August 31, 2006, ATS announced that Photowatt Technologies Inc. had filed a registration statement with the United States Securities and Exchange Commission and a preliminary prospectus with Canadian securities regulators relating to its initial public offering of common shares.
On October 16, 2006, the Company announced that its solar business had entered into a 10 year silicon supply contract with Deutsche Solar AG for the purchase of approximately four million silicon wafers per annum, with shipments scheduled to begin in the first half of calendar 2009.

On October 19, 2006, ATS announced the planned consolidation of its Bowmanville, Ontario precision plastic injection molding capabilities into existing PCG facilities in Shanghai, China and Cambridge, Ontario.
On November 14, 2006, the Company announced that it was closing its 35,000 sq ft ASG manufacturing facility in Livermore, California.
On January 10, 2007, ATS announced that it was reducing its ASG workforce in North America by approximately 180 people (7% of the ASG global workforce).
On January 11, 2007, ATS announced that Photowatt Technologies Inc. had signed a non-binding letter of intent to enter into a business relationship with Clean Venture 21 Corporation and Fujipream Corporation with the objective of advancing the development of its Spheral Solar™ Technology.
On February 28, 2007, the Company announced that Photowatt Technologies Inc. had commenced the marketing of an initial public offering of its common shares.
On March 27, 2007, ATS announced that it was withdrawing its initial public offering of common shares of Photowatt Technologies Inc.
On April 4, 2007 and May 23, 2007, ATS announced a number of executive level management changes.
On April 20, 2007, ATS announced that its Photowatt France subsidiary had entered into a multi-year agreement to purchase refined metallurgical-grade silicon from Dow Corning, with 1,700 tonnes to be delivered between the date of the announcement and December 31, 2011.
On June 5, 2007, ATS announced that its Photowatt France subsidiary had entered into a second contract with Deutsche Solar AG for the purchase of approximately three to four million silicon wafers per annum, with shipments scheduled to begin in 2010 and continuing through to 2017.
On June 20, 2007, ATS announced its strategy to focus on its automation systems business and also announced: (i) as part of management’s review of its solar business it was closing Photowatt’s small solar module assembly facility in New Mexico and halting further internal development of Spheral Solar™ technology. The Company disclosed that it intended to explore the possible sale or licensing of Spheral Solar™ assets; (ii) a planned ATS rights offering for gross proceeds of approximately $110 million to provide funding to Photowatt, with the funds to be used to further expand Photowatt’s capacity, to procure silicon supplies and to advance research and development at Photowatt France – investments that are intended to enhance its value to ATS shareholders and position Photowatt for a strong future as a standalone business; and (iii) consistent with its strategy to focus on automation, it had engaged external advisors to assist in identifying and evaluating strategic alternatives available for its PCG operations, including divestiture.
For additional information regarding the general development of ATS’ business, see the 2007 MD&A, which is incorporated herein by reference.
ITEM 4 – NARRATIVE DESCRIPTION OF THE BUSINESS

OVERVIEW AND MARKETS
The Company
ATS is an industry-leading provider of automation solutions to multinational customers through ASG. ASG provides: planning, designing, building, installing and servicing of automated manufacturing and test systems to a broadly-diversified base of customers in sectors including healthcare, computer-electronics, automotive, consumer products and energy.
Through Photowatt, the Company serves customers worldwide in the growing market for photovoltaic solar energy cells and modules. Through PCG, it serves as a high-volume manufacturer of precision components and subassemblies produced using custom-built manufacturing systems, process knowledge and automation technology.
The Company’s priorities for fiscal 2008, as described in the 2007 MD&A, are as follows:
Focus on Being the World’s Best Automation Solutions Provider: Management is committed to four priorities within its core ASG business:
1.	Significantly strengthen the performance of its global operations which have now been restructured and enhanced.

2.	Proactively target and develop customer relationships and enter new industry and regional automation markets that offer the best growth opportunities.

3.	Enhance ATS’s global brand as a means to grow revenues, improve performance and capitalize on ATS’s worldwide presence.

4.	Improve the development and retention of both technical and leadership talent to support stronger performance and future growth.
This strategy is designed to enable ATS to maximize the value of its global automation industry leadership, knowledge, capabilities, experience and worldwide presence to better serve customers, achieve stronger performance and generate attractive investment returns for its shareholders. Specific initiatives to address each of these priorities have been established.
Exit Non-Core Businesses: ATS plans to focus on its automation business. Accordingly, in June 2007, the Company announced the following strategies for its non-core businesses:
Strengthen Photowatt Through Strategic Investments: In June 2007, the Board of Directors of ATS approved a rights offering to provide funding to Photowatt. The investment of the net proceeds of the Offering in Photowatt is intended to position Photowatt for a strong future as a standalone business, to enhance its value to ATS shareholders and to help facilitate ATS’s strategic plans to exit the solar business.
Pursue Strategic Alternatives for Precision Components Group: Also consistent with the Company’s strategy to focus on automation, it has engaged external advisors to assist in identifying and evaluating strategic alternatives available for its PCG operations, including divestiture.
Automation Systems Group
The Company’s primary business is ASG. ASG contributed 67% of consolidated revenue in fiscal 2007 compared to 68% in fiscal 2006, excluding the impact of inter-segment revenue eliminations.

ASG categorizes its market segments in four industry groups: healthcare (revenue: fiscal 2007 - $149.4 million, fiscal 2006 — $158.7 million), computer-electronics (revenue: fiscal 2007 — $145.3 million, fiscal 2006 – $123.3 million), automotive (revenue: fiscal 2007 — $114.9 million, fiscal 2006 – $174.5 million) and “other” markets (revenue: fiscal 2007 — $56.4 million, fiscal 2006 – $35.4 million). Other markets for ASG include a variety of industries such as consumer products, appliances and nuclear power. Contract values for individual custom automation systems are often in excess of $1.0 million. Given the custom nature of these assignments and depending on contract size, contract durations vary greatly, with typical durations ranging from 6-12 months. Selling prices for REM solutions range from less than $0.1 million to more than $1.0 million per unit, depending on the size and complexity of the system.
With broad and in-depth knowledge across multiple industries and technical fields, ASG is able to deliver “single source” solutions that can lower customer costs, accelerate delivery, provide control over quality and enhance the customer’s return on investment. ASG’s relationships with customers often begin with planning and feasibility studies. In situations where the customer is seeking in depth analysis before committing to a project, ATS Compliant Solutions™ and Factory Automation Solutions provide objective analysis to verify the economics and feasibility of different types of automation, set objectives for factors such as line speed, assess production processes for manufacturability and calculate the total cost of ownership.
When a contract for custom automation is awarded, ASG typically provides a number of services, including engineering design, prototyping, process verification, specification writing, software development, automation simulation, equipment design and build, third-party equipment qualification, procurement and integration, as well as automation system installation, product line start up, documentation, customer training and after-installation support. Following the installation of first-time custom automation, ASG may supply repeat automation systems to customers that leverage engineering design completed in the original custom automation assignment. For customers seeking complex equipment replication, ASG’s REM services include sophisticated supply chain management, integration and manufacturing capabilities. Typically, ASG’s REM solutions are either integrated into a larger system by the customer for resale, or delivered as a standalone machine to customers who then resell the completed product.
Photowatt Technologies
Photowatt contributed 22% of consolidated revenue in fiscal 2007 compared to 20% in fiscal 2006, excluding the impact of inter-segment revenue eliminations. Photowatt France generated substantially all of Photowatt’s revenue during these periods.
In fiscal 2007, most of Photowatt’s products were manufactured at the Photowatt France facility located near Lyon, France. Certain module assembly operations were performed at Photowatt USA in New Mexico. In early fiscal 2008, ATS announced it was closing this non-strategic New Mexico facility as part of its strategy to focus on core manufacturing operations in France and to improve profitability. In early fiscal 2008, also as part of its strategy to focus on Photowatt France, ATS announced it was halting internal development work on Spheral Solar.
Photowatt France designs, manufactures and sells solar modules and installation kits, and provides solar power system design and other value-added services, principally in Western Europe. It also manufactures wafers and solar cells, primarily for use in manufacturing its modules. Solar modules manufactured by Photowatt France are used by businesses, institutions and homeowners to generate electric power. It sells its products under the Photowatt brand to a network of independent solar power systems distributors and installers. Photowatt France has been developing and selling photovoltaic products since 1979. Photowatt France owns and occupies its 160,000 square foot manufacturing facility.
Photowatt France’s production process is composed of four stages: ingot production, wafer sawing, solar cell production and solar module assembly. Its manufacturing process begins with the growth of ingots from silicon using specialized furnaces. The ingots are then cut into bricks, and the bricks are sawed into wafers using an abrasive solution and specialized wire saws. Next, the wafers are processed into solar cells, which are connected in series to form a solar module.
As of March 31, 2006, Photowatt France had annual ingot, wafer, cell and module production capacity of approximately 31 megawatts (“MW”), 40 MW, 40 MW and 42 MW, respectively, based on polysilicon feedstock achieving 15% efficiency. In early fiscal 2007, Photowatt announced an expansion of ingot, wafer, and cell manufacturing capacity. This expansion to 60 MW of ingot, wafer and cell manufacturing capacity was completed in March 2007.
Precision Components Group
PCG’s revenues are primarily derived from tier one, tier two and tier three automotive companies in North America. The continuing PCG operations consist of three locations in Ontario (an aggregate of 276,000 square feet) and a 17,000 sq. ft. facility in Shanghai China, which opened in the second quarter of fiscal 2006. PCG generated 12% of ATS consolidated revenue from continuing operations in fiscal 2007 compared to 14% in fiscal 2006.
COMPETITIVE CONDITIONS
Automation Systems Group
Management believes the underlying global trends that create demand for ASG’s automated manufacturing solutions are attractive. In particular, management believes the continuing global consolidation of manufacturing and multinational customer expansion to high growth regions such as China and other countries in Asia are positive trends that create substantial opportunities for ATS due to its unique worldwide presence and trusted global brand. As well, ATS’s automation solutions capabilities also position the Company to meet the continuing need for manufacturers to reduce costs, outsource, implement technology advancements, launch sophisticated and often miniaturized new products, improve quality, and automate challenging production processes. However, products supplied by ASG are often not sole-sourced and the existence of competitive suppliers may expose the Company to greater pricing pressure and volume risk.
Looking toward fiscal 2008, management believes recent strength in the Canadian dollar will continue to present the Company’s substantial Canadian operations with challenges, as will the ongoing restructuring within the North American automotive market. Market conditions in Europe are also expected to be challenging, while Asian markets are expected to continue to grow due to economic expansion in the region.
Management believes ASG has the following competitive strengths:
Global presence, size and critical mass. ASG’s global operating base provides the Company with a unique advantage in serving its multinational customer base due to the fact that the competitive markets in which the Company operates are largely populated by competitors often focused on narrow geographic and/or industrial markets. ASG’s global presence is of increasing importance to multinational customers who are employing global manufacturing strategies. Currently, ASG operates 18 manufacturing facilities – encompassing over 1.4 million sq. ft. of floor space – including four facilities in Canada (653,000 sq. ft.), five facilities in the US (415,000 sq. ft.), four facilities in Europe (192,000 sq. ft.) and five facilities in Asia-Pacific (173,000 sq. ft.). Management believes that ASG’s scale and locations make ATS one of the largest providers of automation systems globally, and provide it with competitive advantages in being able to undertake larger, multi-jurisdictional customer projects that are becoming increasingly common.
Technical skills, capabilities and experience. ASG is a knowledge-based business. ATS has designed, manufactured, assembled and serviced thousands of automation systems worldwide since 1978 and has an extensive knowledge base and accumulated design experience. Management believes ASG’s broad experience in many different industry sectors, with many diverse technologies, along with its talented workforce and ability to provide custom automation, repeat automation, REM solutions and value-added services, position the Company well to serve a growing number of multinational customers in various industry sectors.
Customer relationships. ASG serves some of the world’s largest multinational companies in sectors such as healthcare, computer-electronics, automotive, consumer products and energy. Most of ASG’s customers are repeat customers and many have long-standing relationships with ATS, often spanning more than a decade. In fiscal 2007, management estimates that more than 80% of ASG Order Bookings were received from repeat customers.
Recognized name. ATS is well known within the global automation industry due to its long history of innovation and broad scope of operations. Management believes that ATS’s brand name and global reputation tend to improve sales prospecting, allowing the Company to be considered for a wide variety of assignments from high-quality companies.
Considerable and growing presence in China. Asia and China in particular are rapidly growing markets for manufacturing. In the past two years, ASG has significantly increased its presence in the region, adding over 100,000 sq. ft. in facility space across five regional operations and doubling the size of its workforce in Asia-Pacific. Management believes ATS’s presence in China provides the Company with an advantage in serving multinational customers that are executing global manufacturing strategies and increasing their presence in China.
Total solutions capabilities: Management believes ATS gains significant advantages because ASG provides total solutions in automation. This allows customers to single source their most complex projects to ATS rather than rely on multiple equipment builders.
Photowatt Technologies
Photowatt competes in an intensely competitive and rapidly evolving solar market with a number of entities, some of which are divisions of large multinational corporations with resources in excess of ATS. Many of Photowatt‘s competitors have established more prominent market positions, and if Photowatt fails to attract and retain customers and establish successful distribution networks in its target markets for its products, it may be unable to compete. Photowatt’s ability to compete in its markets depends on price, quality and ability to supply. Products supplied by Photowatt are often not sole-sourced and the existence of competitive suppliers may expose Photowatt to greater pricing pressure and volume risk.
Global electricity usage is expected to increase. As demand for electricity continues to increase, the electric power industry is facing several challenges including: fossil fuel supply constraints; electricity generation, transmission and distribution infrastructure constraints; political and economic instability in many key oil and natural gas-producing regions; and environmental issues related to fossil fuels. Therefore, industry and governments are considering alternatives to traditional fossil fuels to address these challenges, including renewable energy sources and technologies.
As opposed to fossil fuels, which draw on finite resources, renewable energy is generally unlimited in its availability. Solar power has several benefits when compared to other renewable energy technologies, including: high reliability; environmental sustainability – solar cells generate electricity without air, water emissions, noise, vibration, habitat impact or waste generation; ease of location to the end user; strong match between peak energy generation and peak energy consumption; and applicability to a wide range of power requirements.
Management believes these factors provide a positive long-term outlook for solar energy businesses. Global solar cell production is expected to increase at a compound annual growth rate in excess of 20% from 2005 to 2010.
The development and increased usage of solar power is, and for the foreseeable future will be affected by, and largely dependant on, the existence of government incentives. A growing number of countries have established attractive incentive programs for the development of solar and other renewable energy sources. In 2005, two of the largest markets for solar products, as measured by total installations per annum, were Germany and the United States, each having significant government subsidy programs for solar power. Other countries in which Photowatt France sells products such as Spain, France and Italy also have significant government subsidy programs for solar power. Certain jurisdictions, such as Germany, have subsidy programs that are designed to decline over time.
Management believes that Photowatt has the following competitive strengths:
Integrated manufacturing capabilities. Photowatt France is considered “integrated” in that it participates in each of the ingot, wafer, cell and module stages of the solar module production process. Management believes that being an integrated manufacturer gives Photowatt France several advantages relative to many of its competitors, including:
•	The ability to capture a greater portion of the profits available by participating across a significant portion of the solar value chain.

•	Reduced dependence on third-party suppliers for ingots, wafers and cells.

•	Enhanced research and development capabilities to increase cell efficiency levels.

•	The flexibility, within the wafer manufacturing process, to optimize the mix of feedstock based on price and performance.

•	The ability to process a wide variety of silicon feedstock.

•	Improved process development capabilities that allow the business to continually evaluate the impact of changes throughout the production process.
Silicon processing technologies. Polysilicon, a specially processed form of silicon, is a primary raw material used to make solar cells. Currently there is not enough polysilicon available to meet industry demand. This supply shortage has led to sharply higher prices for polysilicon and has adversely impacted many solar cell manufacturers’ sales growth and profitability. While all forms of silicon are in short supply, Photowatt France has developed processes and technologies to make solar cells from lower grades of silicon that management believes can be acquired more readily than polysilicon.
Advanced wafer-sawing capabilities. Wafers used in solar cells are cut from silicon bricks using specialized wire saws. In general, thinner wafers result in lower production costs because more wafers can be produced from each brick. However, very thin wafers are difficult to process because they are more fragile, and substantial technical expertise is required to develop processes that ensure acceptable yields. Wire thickness is also important because it determines how much silicon is lost during the cutting process. Photowatt France currently produces wafers with thicknesses ranging from 180 to 220 microns. At present, management believes Photowatt France’s polysilicon consumption per watt of power is below the industry average.
Established market positions and relationships with key distributors and installers. Photowatt France has successfully sold solar products in Europe for over 20 years. It has established market positions in several Western European countries that have well developed and growing solar markets, including Germany, which is currently the world’s largest market for solar power. Photowatt is also developing a presence in emerging growth markets for solar power in Europe, including Spain, Italy, France and Greece, as well as in the United States. Management believes Photowatt has well-established relationships with key distributors and installers and that Photowatt is differentiated from competitors by timely delivery as a result of its vertical integration, technical expertise and reputation for producing quality solar modules at competitive price and efficiency levels.
Precision Components Group
PCG manufactures engineered components and subassemblies primarily for automotive customers, typically under long-term, high-volume commitments of up to 10 years. Many of these commitments are sole-sourced, usually to tier one, tier two or tier three automotive customers. However, non-automotive products supplied by PCG are often not sole-sourced. The existence of competitive suppliers of these precision components, may expose the Company to greater pricing pressure and volume risk.
Many of ATS’s current and potential competitors within the PCG segment, may have greater brand name recognition, more established distribution networks, access to larger customer bases, longer operating histories, and substantially greater financial, distribution, technical, sales and marketing, manufacturing and other resources than ATS does.
Management believes strength in the Canadian dollar and the difficult conditions in the North American automotive parts market (which continue to reduce program volumes) will impact PCG revenue and earnings during fiscal 2008.
Management believes PCG has the following competitive strengths:
Integrated, high-volume manufacturing. PCG provides high volume manufacturing of components and complete subassemblies as well as prototyping, using world-wide quality standards. These integrated capabilities, which also include supply chain management, allow PCG to manufacture complex products and subassemblies on a cost-effective basis.
Growing presence in China. To better serve multinational customers and capitalize on the cost advantages of operating offshore, PCG combines its integrated Canadian-based manufacturing capabilities with a growing presence in Shanghai, China. Management believes this combination of Canadian and Chinese-based operations provide PCG with a competitive advantage in bidding on work from its multinational customers.
Continuous improvement culture. PCG employs formal continuous cost and efficiency improvement disciplines, including Six Sigma processes that generate significant productivity and cost improvements.

Tight tolerance manufacturing processes. Through rigorous development and manufacturing processes, PCG consistently produces components, manufactured to high tolerance specifications, which are a requirement for many sophisticated manufacturers’ end use products.
SUPPLY OF COMPONENTS AND RAW MATERIALS
Automation Systems Group
ASG sources a wide variety of purchased goods from many suppliers depending on the requirements of the automation system application. In addition to metals and supplies, the Company often buys items such as industrial robots, controllers, machine vision systems, computers, computer control software, third party machines, conveyors material handling devices, software, sensors, bearings, pneumatic and hydraulic valves and cylinders. Most equipment and other supplies that are integrated into automation systems are typically available from several suppliers. Customers may specify a particular supplier for certain components of their automation system, and this specification may constrain the availability of that equipment or supply. Availability of such items has, to date, not caused any significant difficulties in ASG.
Photowatt Technologies
The raw materials required in the manufacturing process include silicon and other feedstock, tempered glass, plastic films, anti-reflective and aluminum coatings, metal frames, and connecting systems. Polysilicon is the primary raw material used in the production of solar cells and modules. Silicon is currently in short supply and its price has increased significantly over the past two years. Without an adequate supply of polysilicon or an alternative, such as refined metallurgical silicon, which Photowatt France has developed the capacity to process, Photowatt France would be unable to manufacture its products.
Refined Metallurgical Silicon: Currently, as an alternative to polysilicon, Photowatt France is producing solar cells and modules using refined metallurgical silicon. Given that Photowatt France only recently began production of refined metallurgical silicon modules, management believes prospects for improvement are significant. Management believes the capability to make solar cells from refined metallurgical silicon allows Photowatt France to meet customer demand and partially mitigate the effects on the business of the current polysilicon shortage. Based on contractual commitments for the supply of refined metallurgical silicon that Photowatt has entered into or expects to enter into, management believes that over 50% of the megawatts of solar cells manufactured by Photowatt France in fiscal 2008 will be refined metallurgical silicon-based. In the fourth quarter of fiscal 2007, Photowatt produced approximately 14% of its solar modules using refined metallurgical silicon. At present, solar cells that Photowatt France manufactures using refined metallurgical silicon have approximately 13% efficiencies compared to 15% efficiencies for solar cells made from polysilicon. Refined metallurgical silicon cells also currently use significantly more silicon on a grams-per-watt basis. In the fourth quarter of fiscal 2007, refined metallurgical silicon-based modules were sold at a discount per watt of 5% to 10% as compared to prices for polysilicon modules. Also, when using refined metallurgical silicon in its process, Photowatt France’s effective production capacity is currently lower than its capacity when calculated based on polysilicon due to longer cycle times in certain processes and lower cell efficiency levels.

Secured Silicon: Photowatt has made significant progress in securing silicon supply during fiscal 2007. Management believes that it has now secured or identified sources of silicon for Photowatt France’s planned capacity through to fiscal 2012, including silicon from the following sources:
•	Dow Corning: Subsequent to fiscal 2007, Photowatt entered into a multi-year contract to purchase refined metallurgical silicon from Dow Corning in order to allow Photowatt France to produce refined metallurgical silicon based solar cells. Under the agreement, Dow Corning is obligated to deliver, and Photowatt is required to purchase, a total of 1,700 tonnes of refined metallurgical silicon between April 2007 and December 31, 2011. Deliveries under the contract began immediately. Management believes the terms of the contract, including the requirement for Photowatt to make advance payments against refined metallurgical silicon to be supplied, are similar to silicon supply agreements entered into by other companies.

•	Deutsche Solar AG: In October 2006, Photowatt entered into a 10-year irrevocable silicon supply contract with Deutsche Solar AG for the supply of solar-grade, polysilicon wafers beginning in the first half of calendar 2009. Under the agreement, Deutsche Solar is obliged to deliver, and Photowatt is obliged to accept, four million wafers per annum which are expected to support the manufacture of an estimated 15 MW of solar power products per annum, at current average yields.

In June 2007, Photowatt entered into a second similar contract with Deutsche Solar AG for the long-term supply of polysilicon wafers. Under this agreement that begins January 2010 and extends through December 2017, Deutsche Solar is obliged to deliver, and Photowatt is obliged to accept, three million polysilicon wafers in calendar 2010 and then four million wafers each year thereafter. Photowatt France plans to process these wafers into solar cells and modules to support an estimated 11 MW of production in the first year and 15 MW each year thereafter at current average yields.

Under both contracts, advance payments to be made will be applied against the price of silicon wafers received during the life of the commitments and can only be refunded in the event of the supplier’s failure to deliver polysilicon wafers in accordance with the agreements. Under the contracts, the price of the silicon wafers will be adjusted at the beginning of each calendar year based on a predetermined formula.

•	China-Based: Photowatt has received written confirmation for polysilicon from a Chinese supplier through fiscal 2012 to receive approximately 60 tonnes of polysilicon per annum for the next five years. Photowatt has also received confirmed purchase orders from a China-based supplier of refined metallurgical silicon to receive approximately 520 tonnes of refined metallurgical silicon in calendar 2007 and approximately 600 tonnes in calendar 2008. Actual shipments that Photowatt receives may be materially less than specified. See the risk factors referred to under “Risk Factors” below.
Many of the manufacturing tools and fixtures used by Photowatt have been designed and made specifically for it, and are procured from a limited number of third-party suppliers.
Precision Components Group
The plastics, metals and other raw materials used most commonly in PCG operations are available from several sources. Changes in prices for raw materials may not be recoverable through price changes under the contract terms with the Company’s customers. Rapid changes in raw material costs are likely to have a related impact on the profitability of PCG.

PCG is required to procure certain commodities including steel bar and coil, plastic resins, copper wire, aluminum and other metal stampings for use in the manufacture of precision components. As is customary in the business, PCG may enter into long-term supply contracts for certain products. In such cases, while PCG will be able to procure from other suppliers if necessary, the amount of lead time necessary to bring on another supplier may be significant. Other products purchased by PCG are typically available from alternate sources. Lead times to acquire and implement new production equipment may also be significant. Availability of supplies has, to date, not caused any significant difficulties in PCG, though an inability to secure enough raw materials and other inputs to meet sales demands could negatively impact sales and earnings.
INTANGIBLES
The success of ATS depends in part upon its ability to protect its intellectual property and proprietary technology. ATS relies primarily on a combination of patent, trademark, trade secret, copyright law and other contractual restrictions to protect its proprietary rights in various products and technology. Within ASG, the Company holds various patents and patents pending in respect of several of its standard products and platforms. Within Photowatt, the Company also holds a number of patents and patents pending, particularly in respect of the Spheral Solar™ technology and the manufacturing process relating to that technology.
CYCLICALITY
Historically, many of the individual markets served by the Company have tended to be cyclical in nature. Changes in economic environments, product life cycles and customer product demand within the Company’s markets may impact ASG Order Bookings and revenue, Photowatt and PCG volumes, and the Company’s earnings in any of its markets. To the extent the Company has not secured new orders sufficient to replace any reduction or loss of business that may arise under individually material contracts, the future revenues and earnings of ATS may be materially negatively impacted. The Company’s broad customer base and its strategy of diversification through participation in different industries and geographic regions are intended to provide opportunities to generate new revenue and help reduce cyclical risk associated with individual markets. However, because of globalization of markets, economic downturns may be broad-based across regions and industries.
While sales of ASG’s technologies and solutions are generally not seasonal in nature, the Company’s quarterly results have often reflected lower revenue and earnings during the summer months, or second quarter. Order Bookings can also be lower during the summer months. This has generally been the result of vacations (which reduce order activity and capacity) and seasonal customer plant shutdowns. In Photowatt and PCG, due to traditional summer factory shutdowns in Europe and the automotive industry, revenues and operating earnings are generally expected to be lower during the second quarter compared to other quarters.
EMPLOYEES

As at March 31, 2007, ATS employed a total of 3,500 people, of which 2,226 people were employed by ASG, 581 were employed by PCG, and 693 were employed by Photowatt.
FOREIGN EXCHANGE
The operation and activities of the Company in foreign markets creates both foreign currency translation and transaction exposure to changes in exchange rates, primarily to the US dollar and the Euro. This risk is significant during periods when the relative value of the Canadian dollar increases sharply against foreign currencies because contracts are fixed at certain pre-determined exchange rates.
The Company does not hedge its earnings translation exposure. Therefore, the impact of changes in exchange rates on the translation of the earnings of foreign subsidiaries into Canadian dollars will be directly reflected in consolidated earnings. However, to reduce its estimated net foreign currency transaction exposure, the Company maintains a hedging program which is described in Note 4 to the 2007 Consolidated Financial Statements. To the extent net foreign currency cash inflows are not fully hedged, strengthening of the Canadian currency, vis-à-vis these foreign currencies, will negatively impact the Company’s earnings stated in Canadian dollars. The transaction hedging program helps mitigate the short-term impact of changes in exchange rates on the Company’s revenues, earnings, balance sheet and Order Backlog while the Company seeks to adjust to longer-term changes in exchange rates and the impact on the Company’s competitiveness in foreign markets.
To further reduce the longer-term impact of US dollar currency movements on the Company’s competitiveness, ATS has a significant operating presence in the US and may also be able to manage the amount of foreign purchases in its Canadian operations to reduce its net currency exposure. However, the Company has significant competition located in the US, and, to the extent the Company’s Canadian operations are not able to adjust to changes in exchange rates by reducing costs, increasing work in the US, or by providing more valuable products that command higher prices, revenues and earnings will be negatively impacted. The Audit and Finance Committee of the Board of Directors regularly reviews the Company’s hedging policy and activities.
FOREIGN OPERATIONS
While ATS’s headquarters are in North America, it currently has direct operations in both Europe and the Asia Pacific region. Management anticipates that these international operations will continue to require significant management attention and financial resources to localize ATS’s services and products for delivery in these markets, to accommodate knowledge transfer and standardization of processes, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets.
In addition to the foreign exchange risk previously discussed, ATS is also subject to various other risks associated with operating in or servicing customers in foreign countries, including: the cost and complexity of using foreign representatives and consultants; complying with laws in multiple jurisdictions; contracting under foreign laws without advice from local counsel; inability to recruit qualified personnel in a specific country or region; difficulty in staffing foreign operations in diverse cultures; language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business; difficulty in establishing and maintaining relationships with local vendors; trade, customs and tax risks, such as the imposition of tariffs, embargoes, controls and other restrictions impending the free flow of goods, information and capital; transportation delays and interruptions; increases in shipping costs or increases in fuel costs; longer payment cycles; greater difficulty in collecting accounts receivable; insufficient infrastructure; use of incompatible systems and equipment; increases in working capital requirements related to long supply chains; difficulty in protecting intellectual property rights; multiple, and possibly overlapping, tax structures; potentially adverse tax assessments; climatic or other natural disasters; acts of terrorism; and general changes in economic and geopolitical conditions that may affect local economies and access. Expanding ATS’s business in emerging markets is an important element of its strategy and, as a result, ATS’s exposure to the risks previously described may be greater in the future.
REORGANIZATIONS
ATS pursued an initial public offering of Photowatt during fiscal 2007 (“Photowatt IPO”). The intent was to transfer the assets of Photowatt to a new subsidiary, called Photowatt Technologies Inc. Management withdrew the Photowatt IPO on March 27, 2007.
During the past year, the Company has announced a number of strategic initiatives, including closures of facilities, work force reductions, cost reduction and business improvement initiatives. In addition, in June 2007 ATS has announced its intention to focus on its core ASG business and as a consequence, to undertake a review of strategic alternatives respecting the PCG business, to close its solar module assembly operations in New Mexico, to halt further internal development of Spheral Solar and, following investment to strengthen Photowatt, to exit its solar business. In order to be successful, the Company must execute properly upon these strategic initiatives and effectively manage the resulting changes in its operations.
ITEM 5 – RISK FACTORS
In addition to the information including discussion of risks faced by the Company contained in this AIF, a discussion of various other risks faced by the Company can be found in the 2007 MD&A and, in particular, under the heading “Other Considerations and Major Risk Factors” commencing on page 50 thereof.
ITEM 6 – DIVIDEND POLICY
ATS has not paid any dividends during the last five fiscal years. ATS does not currently contemplate the payment of dividends and expects to retain future earnings for reinvestment in its business. The payment of dividends, however, is reviewed by the Board of Directors from time to time in light of the Company’s earnings and financial requirements, covenant restrictions and other prevailing conditions. There are currently no restrictions which prevent the Company from paying dividends.
ITEM 7 – CAPITAL STRUCTURE AND MARKET FOR SECURITIES
The Company is authorized to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Each common share carries the right to receive notice of and one vote at a meeting of shareholders;

the right to participate in any distribution of the assets of the Company on liquidation, dissolution or winding up; and the right to receive dividends if, as and when declared by the Board of Directors. As of June 20, 2007 there were 59,262,005 common shares outstanding. The common shares are listed on the Toronto Stock Exchange (TSX) under the symbol “ATA”.

	Common Shares – TSX
Month	Price Range (Cdn. $)	Total Volume Traded
April 2006	$16.64- $18.27	6,164,500
May 2006	$10.40 - $18.10	15,141,700
June 2006	$9.71 - $11.55	8,516,100
July 2006	$9.09 - $10.50	6,649,700
August 2006	$10.19 - $12.23	4,079,900
September 2006	$12.04 - $14.00	4,923,000
October 2006	$12.15 - $13.19	1,933,200
November 2006	$11.41 - $12.95	5,431,700
December 2006	$10.26 - $12.00	5,073,000
January 2007	$10.30 - $12.03	9,504,200
February 2007	$10.01 - $12.98	14,211,200
March 2007	$8.05 - $10.66	19,271,600
ITEM 8 – DIRECTORS AND OFFICERS
The following table presents, as at June 20, 2007, the name, municipality of residence, position with the Company or a subsidiary of the Company, and the principal occupation of each of the directors and executive officers of ATS and, in the case of the directors, the year each director first became a director of the Company. Each director is elected at the Company’s Annual General Meeting or appointed pursuant to the bylaws of the Company to serve until the next annual meeting or until a successor is elected or appointed.
BOARD OF DIRECTORS

	Position with		Year First
Name and Municipality	Company		Became
of Residence	or a subsidiary	Principal Occupation	Director
WILLIAM J. BIGGAR (1)(4) Toronto, Ontario	Director	Managing Director, Richardson Capital Limited	2005
Mr. Biggar is Managing Director of Richardson Capital Limited, a Canadian private equity firm. Prior to joining Richardson Capital, he was President and CEO of MI Developments Inc. and held senior management positions with Magna International Inc., Cambridge Shopping Centres, and Barrick Gold Corporation. Mr. Biggar is also a member of the boards of Primaris Retail REIT and Manitou Capital Corporation.

GERALD A. HOOPER(1) Waterloo, Ontario	Director	Chairman of the Board, The Economical Insurance Group	2005
Mr. Hooper was at Schneider Foods for 19 years where he served as Executive Vice-President and Chief Financial Officer, as well as a member of the Board. Following the acquisition of Schneider Foods in December 2003, Mr. Hooper was Executive Vice-President of Maple Leaf Foods until he retired. Prior to joining Schneider Foods, Mr. Hooper was a partner at what is now KPMG. Mr. Hooper is Chairman of the Board of Directors of The Economical Insurance Group. Mr. Hooper is also a member of the board of Wescast Industries Inc.

PETER S. JANSON(2)(3) Toronto, Ontario	Director	Corporate Director	2004
Mr. Janson became President and CEO of Agra Industries in 1999. After the successful sale of the company to Amec UK he ultimately became Chairman of Amec’s North American activities, leaving in 2002. He has served on the boards of DuPont Canada and Nexia Biotechnologies and is also a member of the boards of Tembec Industries Inc., Terra Industries Inc., and Teekay Corporation.

RONALD J. JUTRAS Waterloo, Ontario	President, Chief Executive Officer of ATS and Director	1993
Mr. Jutras, is a Director of the Company, and was Chief Financial Officer of the Company from 1985 until May 2004 when he was also appointed Chief Operating Officer. He was appointed President and CEO of the Company in February 2005.

ROBERT W. LUBA(1)(2)(3)(4) Toronto, Ontario	Director	President, Luba Financial Inc.	1995
Mr. Luba is President and founder of Luba Financial Inc., an investment company. Mr. Luba is also a member of the boards of AIM/Trimark Mutual Funds, MDS Inc., Menu Foods Income Fund, and Softchoice Corporation.

NELSON M. SIMS(2) Key Largo, Florida	Director	Corporate Director	2006
Mr. Sims was an executive for Eli Lilly and Company for 29 years. His positions included President of Eli Lilly Canada, Inc., Executive Director Alliance Management, and Vice-President Hybritech, Inc., a Lilly subsidiary. Mr. Sims also served as President and CEO of Novavax, Inc. and is a past Chairman of the Pharmaceutical Manufacturers Association of Canada. Mr. Sims is also a member of the boards of MDS Inc. and Aastrom Biosciences, Inc.

LAWRENCE G. TAPP(1)(2)(3)(4) Langley, British Columbia	Chairman of the Board of Directors	Corporate Director	1992

Mr. Tapp is Chairman of the Board of ATS. From September 1995 through July 2003 he was Dean of the Richard Ivey School of Business at the University of Western Ontario. Mr. Tapp is also a member of the boards of Talisman Energy Inc., CCL Industries Inc., Mainstreet Equity Corporation and Softchoice Corporation.

Notes:

(1)	Member of Audit and Finance Committee.

(2)	Member of Human Resources Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of Special Committee with responsibility for oversight of the rights offering announced June 20, 2007.
EXECUTIVE OFFICERS

Name and Municipality of Residence	Position with Company or a subsidiary
RONALD J. JUTRAS Waterloo, Ontario	President and Chief Executive Officer

BRUCE E. SEELEY Cambridge, Ontario	Chief Operating Officer (Interim)

GERALD R. BEARD Woolwich, Ontario	Vice-President and Chief Financial Officer

LYNNE BRENEGAN Hillsburgh, Ontario	Vice-President, Strategy and Human Resources

CARL H. GALLOWAY Carlisle, Ontario	Vice-President, Treasurer

RON KEYSER Kitchener, Ontario	Chief Information Officer

GARY SEITER Kitchener, Ontario	Chief Operating Officer of Photowatt

STEWART MCCUAIG Kitchener, Ontario	Vice-President, General Counsel and Corporate Secretary
All the above-mentioned persons have held their present positions or other senior positions with the Company for the last five years except as follows:
•	From 2004 to 2006 Lynne Brenegan served with Barrick Gold Corporation as Director of Leadership and Organizational Development. From 1995 to 2004 she was Managing Partner at W.C.I. Limited, an organization development consulting firm.

•	From 2004 to May 2007, Ron Keyser served with Magna Services, most recently as Vice President, Information Technology Operations. Prior to that, he was Director of Business Systems at the Closures Group/Intier Automotive, subsidiaries of Magna International, from 1996 to 2004.

•	From 2005 to 2006, Gary Seiter was senior director of operation and engineering at SUMCO USA. Prior to that, he was Director of Manufacturing Operations at Motorola, Inc. from 2000 to 2004.

•	From 2000 to 2005, Stewart McCuaig held the position of General Counsel and Corporate Secretary of Syndesis Limited.
Shareholdings of Directors and Executive Officers
As at June 20, 2007, the directors and executive officers of ATS, as a group, beneficially owned or controlled, directly or indirectly, 153,391 Common Shares representing 0.26% of the outstanding Common Shares of the Company.
Additional Disclosure for Directors and Executive Officers
Each of the following Directors and/or Executive Officers were directors or executive officers of other companies which, in the ten years preceding the date of this Annual Information Form and while they were directors or executive officers of the specified companies, became bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or were subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets: (a) Lawrence Tapp in connection with Raymond Steel Inc.; (b) Robert Luba was a director of Safety Kleen Inc. and two private merchant bank investments, TMS Multimedia Inc. and Raymond Steel Inc., which have undergone bankruptcy proceedings; (c) William Biggar was a director of Mosaic Group Limited and Cabletel Communications Corp, both of which filed for bankruptcy protection within twelve months after his departure.
ITEM 9 – INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
On June 20, 2007, the Company announced its intention to pursue a rights offering (“Offering”). ATS expects to make the Offering to ATS shareholders of record, on a record date to be determined, with the rights being fully transferable within Canada and divisible and represented by rights certificates. The rights will be exercisable in accordance with applicable laws on terms to be set out in the prospectus to be filed by ATS in connection with the distribution of the rights.
In connection with the Offering, the Company entered into a Standby Purchase Agreement with three of its shareholders, Goldman Sachs Canada Inc., Goodwood Inc., and Mason Capital Management, LLC (collectively, the “Standby Purchasers”) dated June 20, 2007 (the “Standby Purchase Agreement”). Goodwood Inc. has represented that it, together with its affiliates and certain investment funds and other persons managed or controlled by Goodwood Inc., own approximately 11.1% of the common shares of ATS outstanding on June 20, 2007 and consequently, Goodwood Inc. is an insider of the Company; Goldman Sachs Canada Inc. has represented that it, together with its affiliates and other persons managed or controlled by Goldman Sachs Canada Inc., own approximately 4.5% of the Common Shares of ATS outstanding on June 20 2007; and Mason Capital Management, LLC has represented that it, together with its affiliates and other persons managed or controlled by Mason Capital Management, LLC, own approximately 9.1% of the Common Shares of ATS outstanding on June 20, 2007. Pursuant to the Standby Purchase Agreement, the Standby Purchasers have agreed, severally and not jointly, subject to certain terms and conditions, to purchase (or cause to be purchased), at the subscription price to be established as part of the transaction, in proportions as set out in the Standby Purchase Agreement, and as principal and not with a view to resale or distribution, all common shares of ATS offered pursuant to the Offering and that are not otherwise purchased pursuant to the Offering (the “Standby Shares”). The Standby Purchase Agreement may be terminated by the Standby Purchasers prior to the expiry of the Offering in certain circumstances and by the Company in limited circumstances. In consideration of the agreement of the Standby Purchasers to purchase the Standby Shares as provided in the Standby Purchase Agreement, the Standby Purchasers will be entitled in the aggregate to a fee at closing of the Offering equal to 3.5% of the aggregate gross proceeds of the Offering (with Goodwood Inc. to receive approximately 20% of this 3.5%).
ITEM 10 – INTEREST OF EXPERTS
The Company’s independent auditors, KPMG LLP, have delivered an audit report to the Company concerning the consolidated balance sheets of the Company as at March 31, 2007 and 2006, and the consolidated statements of earnings, retained earnings, and cash flows for the years then ended and notes thereto (“2007 Consolidated Financial Statements”). KPMG LLP is an independent auditor within the meaning of its rules of professional conduct.
ITEM 11 – AUDIT COMMITTEE INFORMATION
The Audit and Finance Committee’s primary purpose is to assist the Board of Directors in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting and accounting compliance, and the audit process and processes for identifying, evaluating and monitoring the management of the Company’s principal risks impacting financial reporting. The committee also assists the Board with the oversight of financial strategies and overall risk management.
A copy of the Audit and Finance Committee’s Charter is attached to this AIF as “Appendix A”.
The Audit and Finance Committee is composed of Mr. Biggar, Mr. Hooper, Mr. Luba (Chair), and Mr. Tapp. Each of the members of the committee is an unrelated director and is considered by the Board of Directors to be independent of management. The committee met formally ten times during the fiscal year ended March 31, 2007.
The Audit and Finance Committee is composed of four unrelated, financially literate and independent directors. The following sets out the education and experience of the members:
•	Mr. Luba (Chair) is a Chartered Accountant and Fellow of the Ontario Institute of Chartered Accountants. He is President and founder of Luba Financial. Previously, he was President and Chief Executive Officer of Royal Bank Investment Management Inc., President of Crown Life Insurance Company, and held executive positions at John Labatt Limited. Mr. Luba serves as Director of a number of other companies including AIM/Trimark Mutual Funds, MDS Inc., Menu Foods Income Fund, and Softchoice Corporation. Mr. Luba holds a Masters of Business Administration from the University of Western Ontario.

•	Mr. Tapp is the former Dean of the Richard Ivey School of Business at the University of Western Ontario. Previously, he held senior executive positions at Lawson Mardon Group and Hallmark Cards. Mr. Tapp serves as Director of a number of other companies including, Talisman Energy Inc., CCL Industries Inc., Mainstreet Equity Corporation and Softchoice Corporation. Mr. Tapp is a graduate of McMaster University and the University of Kansas.

•	Mr. Biggar is Managing Director of Richardson Capital Limited, a Canadian private equity firm. Mr. Biggar is a seasoned business executive with more than 25 years of experience. Prior to joining Richardson Capital, he held senior management positions with MI Developments Inc., Magna International Inc. and Cambridge Shopping Centres. Mr. Biggar is currently also a director of Primaris Retail REIT and Manitou Capital Corporation. He is a Chartered Accountant with a Bachelor of Commerce degree and an M.B.A. from the University of Toronto.

•	Mr. Hooper is Chairman of the Board of Directors of The Economical Insurance Group and a member of the Board of Directors of Wescast Industries Inc. Mr. Hooper was at Schneider Foods for 19 years where he served as Executive Vice-President and Chief Financial Officer, as well as a member of the Board. Following the acquisition of Schneider Foods in December 2003, Mr. Hooper was Executive Vice-President of Maple Leaf Foods until he retired. Prior to joining Schneider Foods, Mr. Hooper was a partner at what is now KPMG. He has been a Chartered Accountant since 1970, and was named a Fellow of the Institute of Chartered Accountants of Ontario in 2003.
Management of the Company maintains a policy, approved by the Audit and Finance Committee, for engagement of the Company’s external auditors for any non-audit related services (the “Auditor Independence Policy”). The objective of the Auditor Independence Policy is to ensure the external auditors’ objectivity is not compromised. It sets out the rules to be followed when engaging the Company’s external auditors for any non-audit related engagement.
The Auditor Independence Policy sets out a list of services that the Company’s external auditors are prohibited from providing, as well as a list of services that may be provided subject to the approval of the Audit and Finance Committee. The Audit and Finance Committee must pre-approve all permitted non-audit related services where the aggregate fees of such services are expected to be greater than $25,000. Where the aggregate fees are expected to be less than $25,000, the Audit and Finance Committee may delegate its pre-approval authority to a designated member of such Committee; such designated member must report any decisions that he or she makes to the full Audit and Finance Committee at its next scheduled meeting.
ITEM 12 – COMPENSATION OF AUDITORS
The breakdown of fees incurred for services provided by the Company’s auditors, KPMG LLP, during the two (2) preceding fiscal years is as follows:

	FY 2007		FY 2006
Audit Fees	$422,600			$362,151
Audit-Related Fees	$1,508,291	[1]		$33,333
Tax Fees	$4,500	[2]	$	Nil
All Other Fees	$3,200	[3]	$	Nil

1	–	“Audit-Related Fees” are primarily related to the Photowatt IPO

2	–	“Tax” services consisted of tax compliance related to Singapore.

3	–	“Other Fees” related to translation assistance.

ITEM 13 – TRANSFER AGENT AND REGISTRAR
The Company’s transfer agent and registrar is Computershare Investor Services Inc., and may be contacted at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. General Shareholder Inquiries by phone: 1-800-564-6253 (toll free North America – International 514-982-7555), by fax 1-866-249-7775 (toll free North America – International 416-263-9524) or by email at service@computershare.com.
ITEM 14 – ADDITIONAL INFORMATION
Additional information regarding the Company generally is available at the Company’s website at www.atsautomation.com and on SEDAR at www.sedar.com.
Additional information, including directors’ and officers’ remuneration, principal holders of the Company’s securities and details of options to purchase securities is contained in the Company’s Management Information Circular prepared for the most recent annual meeting of shareholders and available on SEDAR at www.sedar.com. Additional financial information, including the Company’s consolidated comparative audited financial statements for the fiscal year ended March 31, 2007, is provided in the Company’s year-end consolidated financial statements, the notes thereto, auditor’s report thereon and accompanying fiscal 2007 MD&A. A copy of all such documents may be obtained upon request from the Secretary of the Company and can also be found on SEDAR at www.sedar.com.
Forward-looking statements
This annual information form of ATS for the year ended March 31, 2007 (the “AIF”) contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things: management’s positive long-term outlook for solar energy businesses; ATS’s commitment to the four priorities within its core ASG business; ATS’s ability to generate attractive investment return for its shareholders; global trends continuing to create a future demand for ASG’s total solutions; trends related to automated manufacturing and the continuing expansion of manufacturing by multinational companies and the potential benefit to ATS; the success of ATS’s strategy for ensuring that a sufficient supply of silicon is available to Photowatt France; ASG’s expected fiscal performance; ASG’s ability to maintain its competitive global presence in the market and maintain and further develop its multinational customers; the effect of ASG’s growth into the Asian market; maintaining ASG’s talented workforce; continuance of ASG’s long-term clients; ASG’s ability to innovate; details of Photowatt Technologies’ key initiatives, including capacity expansion dependant on cost and ability to obtain supplies; sufficient silicon to meet expansion needs including use of refined metallurgical grade silicon; funding from the rights offering to strengthen and support further development of Photowatt Technologies; the ability to identify and evaluate strategic alternatives available to PCG; PCG’s progression toward improved profitability and the challenges presented to PCG by the strength of the Canadian dollar. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance including capital market conditions; economic market conditions; foreign currency and exchange risk; the effect of the strength of the Canadian dollar; risks associated with operating and servicing customers in a foreign country including integration risks; market risk for developing technologies; protecting intellectual property and proprietary technology; the ability of Photowatt Technologies to continue to be an integrated manufacturer; problems associated with the expansion of production capability and adoption of new production processes at Photowatt France; ability of Photowatt France to fund research and development; inability of Photowatt Technologies to retain customers and create successful distribution networks; unforeseen problems with Photowatt France’s use of silicon feedstock and/or use of refined metallurgical silicon; Photowatt France’s ability to receive polysilicon and refined metallurgical silicon under contracts entered into; the likelihood of effective legal recourse against suppliers that do not meet contractual commitments and risks of reduced manufacturing output, delayed shipments, damaged customer relationships, decreased revenue and higher operating costs resulting therefrom; economic viability of use of metallurgical silicon and less than optimal suitability for Photowatt France products; extent of market demand for solar products; changes in the cost of raw materials; potential exposure to greater pricing pressure and volume risk for PCG’s non-automotive products and inability of PCG to remain competitive; and other risks detailed from time to time in ATS’s filings with Canadian provincial securities regulators. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.
Notes to Reader
Amounts are expressed in Canadian currency unless otherwise noted.
Any reference to solar production capacity assumes the use of polysilicon at currently experienced levels of efficiency. Actual capacity may vary materially from stated capacity for a number of reasons including the use of refined metallurgical silicon, changes in cell efficiencies and/or changes in production processes. References to Photowatt’s cell ‘‘efficiency’’ means the percentage of incident energy that is converted into electrical energy in a solar cell. Solar installations with lower efficiency modules need to be larger in order to generate the same power output. ‘‘Silicon’’ refers to a variety of silicon feedstock, including polysilicon, refined metallurgical silicon and polysilicon powders and fines.
Certain fiscal 2006 comparative figures have been restated to reflect the presentation of the Berlin coil winding business as a discontinued operation.
This Annual Information Form is not an offer of securities for sale in the United States. The securities to be offered in the proposed offering described in this Annual Information Form may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended, or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from ATS and that will contain detailed information about the Company and management, as well as financial statements.

APPENDIX A
AUDIT COMMITTEE CHARTER
Audit and Finance Committee Charter                     (Last updated February 2007)
The Board of Directors hereby establishes a committee to be called the Audit and Finance Committee (the “Committee”)
Purpose and Scope
The Committee’s purpose is to assist the Board of Directors in fulfilling its oversight responsibilities for the accounting and financial reporting processes, the system of internal control over financial reporting and accounting compliance, the audit process and processes for identifying, evaluating and monitoring the management of the Company’s principal risks impacting financial reporting. The Committee also assists the Board with the oversight of financial strategies and overall risk management.
Composition
•	The Committee will be comprised of a minimum of 3 directors as appointed by the Board of Directors.

•	Committee members will not be executive officers or employees of the Company.

•	All members must be “independent” as is required to comply with applicable laws and applicable rules and regulations of the Ontario Securities Commission (“OSC”), The Toronto Stock Exchange (“TSX”) and any other applicable regulator or authority from time to time, and each such director shall be free from any relationship that, in the opinion of the Board of Directors, would reasonably interfere with the exercise of his or her independent judgment as a member of the Committee.

•	All members of the Committee will be “financially literate” (as such term is currently defined in Multilateral Instrument 52-110 as adopted by the OSC) and shall have such accounting or financial management expertise as is required to comply with applicable rules and regulations of the OSC, the TSX and any other regulator or authority which are in effect from time to time. At least one member of the Committee shall have employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background which results in the individual’s financial sophistication.

•	The length of term to be served by directors on the Committee will be determined by the Board of Directors, giving consideration to the benefits of periodic rotation of Committee membership.

•	The Chair of the Committee will be appointed by the Chair of the Board of Directors.
Meetings
•	The Committee will call meetings quarterly during each fiscal year. The Chair, any member of the Committee, the internal or external auditors, the Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer may call meetings periodically.

•	The Chair of the Committee, with input from management and the internal and external auditors, will have responsibility for setting the agenda for meetings.

•	Representatives of senior management will be invited to attend meetings. · All non-Committee board members will be invited and entitled to attend meetings.

•	External auditors will report directly to the Committee and will be invited to attend all Committee meetings.

•	Minutes of all meetings of the Committee will be maintained by the Secretary of the Committee and copies circulated to all members of the Board of Directors on a timely basis.

•	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the secretary of the Committee.

•	External auditors will receive notices of all Committee meetings and copies of all minutes.

•	The Board of Directors will disclose the primary responsibilities of the Audit and Finance Committee annually to the shareholders in the Management Information Circular.
Authority
•	The Committee may investigate any activity of the Company within the scope of the Committee’s responsibilities and the Board of Directors may authorize the Committee to investigate any other activity of the Company. All employees of the Company and each of its affiliates are to cooperate as requested by the Committee.

•	The Committee will have access to records and other corporate information that in its sole discretion it deems necessary to carry out its duties.

•	The Committee may communicate directly with any internal or external auditor as necessary to carry out its duties.

•	The Committee may retain persons having special expertise to assist the Committee in fulfilling its responsibilities, at the cost of the Company including independent counsel and other advisers as the Committee deems necessary.
Responsibilities
Responsibilities for the Committee are to satisfy itself, on behalf of the Board, that:
   Reporting
•	The annual financial statements are fairly presented in accordance with Generally Accepted Accounting Principles (GAAP) and to recommend to the Board whether the annual financial statements should be approved.

•	The information contained in the quarterly financial statements, Annual Report to the Shareholders, and other financial publications such as Management’s Discussion and Analysis of Financial Condition (“MD&A”) and Results of Operations, the Annual Information Form, any Information Circulars, and the information contained in a prospectus or press releases disclosing financial results of the Company is not erroneous, misleading or incomplete in any material respect.

•	It has reviewed, and if so delegated by the Board of Directors, has approved, all financial statements, MD&A and annual and interim earnings releases prior to public disclosure.

•	It has reviewed management’s report certifying the design of internal controls over financial reporting commencing with Fiscal 2007 year end, and effectiveness of internal controls over financial reporting commencing with Fiscal 2008 year end.

•	It has reviewed and is satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements including a written financial disclosure policy and has in place a process for periodic assessment of the adequacy of those procedures.
  Accounting
•	It has reviewed with management the selection of accounting policies, material accounting judgments, accruals and estimates.

•	It has reviewed new accounting standards and other matters which may impact the Company’s financial reporting function with management and the external auditors

•	The Committee understands how management develops interim financial information and the nature and extent of internal and external audit involvement.

•	The Company has implemented appropriate systems of internal control to ensure compliance with legal, regulatory and ethical requirements.

•	It has made inquiries to ensure timely and appropriate payments are made with respect to sales taxes, employee withholdings, income taxes and all other taxes.
  External Auditor Oversight
•	It recommends the external auditor for appointment and their related compensation to the Board of Directors.

•	It is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit review or attest services for the Company.

•	It reviews the audit planning with the external auditors, including the scope of the audit and other key audit decisions such as materiality.

•	It reviews the results of the year end audit with the external auditors, including the form of the report, the post-audit management letter and other matters of concern.

•	It resolves any disagreements between management and the external auditors regarding financial reporting

•	If requested by the external auditors, the Committee serves as a channel whereby the auditors can draw matters to the attention of the Board.

•	The Committee will review the systems of internal controls with the external auditors to determine that the controls are operating effectively, and can be relied upon in the preparation of the financial statements.

•	It has in place a written policy for pre-approval by the Committee of all non-audit services by the external auditors to the Company

•	Review and approval of the Company’s policies with respect to the hiring of partners, employees and former partners and employees of the external auditors

•	It has met privately in executive session, at least annually with management, the external auditors and as a committee to discuss any matters the Committee or each of the individual groups believes should be discussed.

•	It has evaluated the performance, quality control, procedures and efficiency of the external auditors in carrying out their responsibilities; reviewed the experience and qualifications of the external auditor’s senior professional staff providing the services to the Company in order to make the recommendations as to the appointment or reappointment of the external auditor; and has reviewed the independence of the auditor, including the receipt, at least annually, of a disclosure report from the external auditors regarding their independence as may be required by applicable law, regulatory requirements and standards of professional conduct, including generally accepted accounting standards in Canada.
  Financial Strategy
•	It makes itself available to review with management and report to the Board on significant financial matters affecting the Company.

•	It ensures adequate strategies are developed by management, as appropriate, with respect to financing and investment (i.e.: capital structure, funding vehicles, and financial performance criteria).

•	It has reviewed all major financial transactions and investments to be undertaken by the Company.
  Risk Management
•	It has identified and monitored the management of the principal risks that could materially impact the financial reporting of the Company

•	It has reviewed and monitored the processes in place for identifying principal business risks and reporting thereon to the Board of Directors.
  Complaint Procedures for Accounting and Auditing Matters
•	The Committee shall establish procedures for the confidential receipt, retention and treatment of complaints received by the Company regarding the Company’s accounting, internal accounting controls or auditing matters and the confidential anonymous submission, retention and treatment of concerns by employees regarding questionable accounting or auditing matters and require that all such matters be reported to the Committee together with a description of the resolution of the complaints or concerns. At the discretion of the Committee, these procedures may be integrated with the complaint and reporting procedures adopted by the Company with respect to compliance with the Company’s Code of Business Conduct.
Limitations
Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible to plan or conduct internal or external audits or to determine that the Company’s financial statements are complete, accurate or in accordance with GAAP (as such functions are the responsibility of management, the internal auditors and the external auditors of the Company). The Committee may rely on expert advice obtained from third parties from time to time. This charter has been established to assist in ensuring sound business practices within the Company and compliance by the Company with applicable laws and regulations; however, nothing in this charter is intended to expand any applicable legal or regulatory standards of liability for the directors of the Company or the members of the Committee.